UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 September 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

7th September 2012

Re: Chairman's Letter to Ordinary Shareholders and Scrip Entitlement Form regarding the Company's Scrip Dividend Offer in respect of the 2012 interim dividend of 18.5 cent per share to be paid on 19th October 2012:

The above documents have been posted to shareholders and are available on the Company's website, www.crh.com. Copies of the documents have also been submitted to the Irish Stock Exchange and to the U.K.'s National Storage Mechanism. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

and at:

http://www.hemscott.com/nsm.do

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 07 September 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director